First Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three Months ended March 31, 2013

(Unaudited – Prepared by Management)

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2013 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		March 31,	December 31,
	Notes	2013	2012

ASSETS

CURRENT ASSETS
Cash		$ 70	$ 170
Receivables and prepaids	14	216	170
Total Current Assets		286	340

NON-CURRENT ASSETS
Mineral property interests	7	13,306	13,544
Equipment	8	5	5
Long-term investments	9	92	94
Total Non-Current Assets		13,403	13,643
Total Assets		$ 13,689	$ 13,983

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	14	$ 708	$ 720
Flow-through obligations	11	208	209
Total Liabilities		916	929

SHAREHOLDERS' EQUITY
Share capital	12	59,997	59,682
Reserve for share-based payments		760	836
Accumulated other comprehensive (loss) income		(236)	62
Deficit		(47,748)	(47,526)
Total Shareholders' Equity		12,773	13,054
Total Liabilities and Shareholders' Equity		$ 13,689	$ 13,983

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

			Three Months Ended March 31,
	Notes	2013		2012

Expenses:
Amortization		$ -		$ 1
Corporate development		18		5
Employee and director remuneration	14	159		157
General and administrative	13	47		57
Shareholder relations		42		54
Share-based payments	12(c), 14	6		56

Loss before the undernoted		(272)		(330)

Gain from disposition of marketable securities		-		77
Interest income		1		1
Interest expense		(4)		(5)
Foreign exchange gain		46		36

Net loss for the period		(229)		(221)

Other comprehensive income (loss):
Realized gain on available-for-sale securities	6	-		(81)

Comprehensive loss for the period		$ (229)		$ (302)

Basic and diluted loss per share		$ -		$ -

Weighted average number of shares outstanding		111,788,730		96,071,776

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

					Accumulated
		Share Capital		Reserve for	Other
	Number of			Share-Based	Comprehensive
	Shares		Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2011	94,096,171		$ 58,258	$ 1,081	$ (54)	$ (46,815)	$ 12,470

Private placement, net of share issue costs	15,800,000		1,460	-	-	-	1,460
Exercise of stock options	346,000		61	(25)	-	-	36
Share-based payments	-		-	168	-	-	168
Expiry of stock options	-		-	(489)	-	489	-
Finders fee warrants	-		(97)	97	-	-	-
Other comprehensive income:
Unrealized loss on available-for-sale securities	-		-	-	(4)	-	(4)
Realized gain on available-for-sale securities	-		-	-	(77)	-	(77)
Foreign currency translation adjustment	-		-	4	197	6	207
Net loss for the year	-		-	-	-	(1,206)	(1,206)
Balance, December 31, 2012	110,242,171		59,682	836	62	(47,526)	13,054

Private placement, net of share issue costs	1,600,000		165	-	-	-	165
Exercise of stock options	769,000		121	(44)	-	-	77
Exercise of share appreciation rights	207,024		29	(39)	-	10	-
Share-based payments	-		-	6	-	-	6
Other comprehensive income:
Foreign currency translation adjustment	-		-	1	(298)	(3)	(300)
Net loss for the period	-		-	-	-	(229)	(229)
Balance, March 31, 2013	112,818,195		$ 59,997	$ 760	$ (236)	$ (47,748)	$ 12,773

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		Three Months Ended March 31,
	2013		2012

Cash provided from (used for):

Operations:
Loss for the period	$ (229)		$ (221)
Items not involving cash:
Accrued interest	4		5
Amortization	-		1
Share-based payments	6		56
Gain from disposition of marketable securities	-		(77)
	(219)		(236)
Changes in non-cash working capital items:
Receivables and prepaids	(46)		(1)
Accounts payable and accrued liabilities	(58)		126
Cash used by operating activities	(323)		(111)

Financing:
Issuance of common shares, net of share issuance costs	242		23
Proceeds from demand loans	-		200
Cash provided from financing activities	242		223

Investing:
Proceeds from disposition of marketable securities	-		92
Mineral properties, net of recoveries	(19)		(46)
Cash (used by) provided from investing activities	(19)		46

(Decrease) increase in cash	(100)		158
Cash, beginning of period	170		45

Cash, end of period	$ 70		$ 203

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		Three Months Ended March 31,
	2013		2012

Non-cash financing and investing activities:

Fair value allocated to common shares issued on exercise of:
Stock options	$ 39		$ 15
Share appreciation rights	44		-

Expiration of stock options	-		103

Income taxes paid	-		-

Interest paid	-		-

Refer to the accompanying notes to the condensed consolidated interim financial statements.

1.	Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #1040 – 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

The Company has no operating revenues, has incurred significant net losses of $229,000 for the three months ended March 31, 2013 (March 31, 2012 - $221,000), and has a deficit of $47.7 million as at March 31, 2013 (December 31, 2012 - $47.5 million). Furthermore, the Company has working capital deficiency of $630,000 as at March 31, 2013 (December 31, 2012 - $589,000). These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management would need to raise the necessary capital to meet its planned business objectives. There can be no assurance that management’s plans will be successful. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period

(b)	Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 9, 2013.

Canarc Resource Corp.	Page 7

(c)	Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

(d)	Functional currency and presentation currency:

The Company’s functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates and judgements:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations and recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued; recoverability of receivables and the long-term investments; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

The Company applies judgment in assessing whether material uncertainties exist that would cast significant doubt as to whether the Company could continue as a going concern.

Canarc Resource Corp.	Page 8

(f)	New accounting standards and recent pronouncements:

The Company has reviewed new and amended accounting pronouncements that have been issued by the IASB but are not yet effective. All of the new and revised standards described below may be early adopted.

(i)	IAS 27 Separate Financial Statements (2011) (“IAS 27”)

This amended version of IAS 27 now only deals with the requirements for separate financial statements, which have been carried over largely unamended from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011).

(ii)	IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”)

This standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011).

Canarc Resource Corp.	Page 9

(iii)	IFRS 9 Financial Instruments (2009) (“IFRS 9 (2009)”)

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances).
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss.
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.
•	The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010).

(iv)	IFRS 9 Financial Instruments (2010) (“IFRS 9 (2010)”)

A revised version of IFRS 9 (2010) incorporates revised requirements for the classification and measurement of financial liabilities, and carries over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The standard applies to annual periods beginning on or after January 1, 2015. This standard supersedes IFRS 9 (2009).

Canarc Resource Corp.	Page 10

(v)	IFRS 10 Consolidated Financial Statements (“IFRS 10”)

The standard requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

(vi)	IFRS 11 Joint Arrangements (“IFRS 11”)

This standard replaces IAS 31 Interests in Joint Ventures, and requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations and then account for those rights and obligations in accordance with that type of joint arrangement.

Joint arrangements are either joint operations or joint ventures:

•	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint operators recognize their assets, liabilities, revenue and expenses in relation to its interest in a joint operation (including their share of any such items arising jointly).
•	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (joint venturers) have rights to the net assets of the arrangement. A joint venturer applies the equity method of accounting for its investment in a joint venture in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

Canarc Resource Corp.	Page 11

(vii)	IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

The standard requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

•	Significant judgments and assumptions - such as how control, joint control, significant influence has been determined.
•	Interests in subsidiaries - including details of the structure of the group, risks associated with structured entities, changes in control, and so on.
•	Interests in joint arrangements and associates - the nature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information).
•	Interests in unconsolidated structured entities - information to allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities.

IFRS 12 lists specific examples and additional disclosures which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early-adopted, it must be adopted together with IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011).

(viii)	IFRS 13 Fair Value Measurement (“IFRS 13”)

The standard replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard.

This IFRS defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

Canarc Resource Corp.	Page 12

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•	Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 - unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.

(ix)	Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7: Financial Instruments: Disclosures)

Amends the disclosure requirements in IFRS 7 to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendment is applicable to annual periods beginning on or after January 1, 2013 and interim periods within those periods.

Canarc Resource Corp.	Page 13

(x)	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

The amendment is applicable to annual periods beginning on or after January 1, 2014.

(xi)	Annual Improvements 2009-2011 Cycle

Makes amendments to the following standards:

•	IFRS 1 - Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets
•	IAS 1 – Clarification of the requirements of comparative information
•	IAS 16 – Classification of servicing equipment
•	IAS 32 – Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes
•	IAS 34 – Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments

The amendments are applicable to annual periods beginning on or after January 1, 2013.

Canarc Resource Corp.	Page 14

(xii)	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1: Presentation of Financial Statements)

The amendments apply to IAS 1 to revise the way other comprehensive income is presented.

The amendments:

•	Preserve the amendments made to IAS 1 in 2007 to require profit or loss and other comprehensive income to be presented together, i.e., either as a single “statement of profit or loss and comprehensive income”, or a separate “statement of profit or loss” and a “statement of comprehensive income” – rather than requiring a single continuous statement as was proposed in the exposure draft.
•	Require entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, i.e., those that might be reclassified and those that will not be reclassified.
•	Require tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments are applicable to annual reporting periods beginning on or after July 1, 2012.

(xiii)	Consolidated Financial Statements, Joint Arrangements and Disclosures of Interest in Other Entities: Transition Guidance

Amends IFRS 10, IFRS 11, and IFRS 12 to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

The amendment is applicable to annual periods beginning on or after January 1, 2013.

The Company has not yet assessed the impact of these standards and amendments or determined whether it will early-adopt them.

Canarc Resource Corp.	Page 15

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)	Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its significant subsidiaries including New Polaris Gold Mines Ltd. (100%). All significant intercompany transactions and balances are eliminated on consolidation.

(b)	Financial instruments:

(i)	Financial assets:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are carried at amortized cost less any impairment. Loans and receivables comprise trade and other receivables.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss. The Company does not have any assets classified as HTM investments.

Canarc Resource Corp.	Page 16

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity. AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss. When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit or loss.

(ii)	Financial liabilities:

The Company classifies its financial liabilities in the following categories: FVTPL, other financial liabilities, and derivative financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss. The Company has no financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable, note payables, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit or loss. Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company’s functional currency.

Canarc Resource Corp.	Page 17

(iii)	Fair value hierarchy:)

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(iv)	Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v)	Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs.

(c)	Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

Canarc Resource Corp.	Page 18

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d)	Equipment:

Equipment is recorded at cost and, for equipment subject to amortization the Company uses the declining balance method at a rate of 30% annually.

(e)	Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(f)	Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(g)	Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures with a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Canarc Resource Corp.	Page 19

(h)	Share-based payments:

The Company has a stock option plan that is described in Note 12(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(i)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

Canarc Resource Corp.	Page 20

(j)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding stock options and warrants in the loss per common share calculation would be anti-dilutive.

(k)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Canarc Resource Corp.	Page 21

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during three months ended March 31, 2013.

5.	Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; marketable securities and long-term investments as AFS financial assets; receivables and prepaids as loans and receivables; and accounts payable and accrued liabilities and notes payable as other financial liabilities.

The Company classifies derivative liability for warrants as derivative financial liabilities and are measured at fair value. All gains and losses are included in profit or loss in the period in which they arise.

The Company’s long-term investment in shares of Aztec Metals Corp. (“Aztec”), a company sharing two common directors, is classified as AFS but do not have a quoted market price in an active market and are therefore measured at cost.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity. Cash and marketable securities are measured at fair values using Level 1 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)	Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which include amounts receivable from certain related parties, goods and services and harmonized sales tax refunds due from the government, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

Canarc Resource Corp.	Page 22

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2013.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)	Foreign currency risk:

The Company’s mineral property interests and operations are in Canada. A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company’s assets and liabilities as its condensed consolidated interim financial statements are presented in U.S. dollars.

At March 31, 2013, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars

Cash	$ 36
Accounts payable and accrued liabilities	(529)

Net assets (liabilities)	$ (493)

Based upon the above net exposure as at March 31, 2013 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $49,300 in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canarc Resource Corp.	Page 23

(ii)	Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable, if any, are stated at a fixed interest rate.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby the Company’s investment in marketable securities is subject to market price fluctuations.

6.	Marketable Securities

Balance, December 31, 2011	$ 93
Realized gain from disposition of available-for-sale securities	(77)
Disposition of available-for-sale securities at cost	(14)
Foreign currency translation adjustment	(2)
Balance, December 31, 2012 and March 31, 2013	$ -

The quoted market value of shares of a company was $Nil at March 31, 2013 (December 31, 2012 - $Nil), as these shares were disposed in January and February 2012 for gross proceeds of $92,000.

Canarc Resource Corp.	Page 24

7.	Mineral Property Interests

	British Columbia (Canada)			Yukon (Canada)
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total
	(Note 7(a)(i))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(ii))

Acquisition Costs:

Balance, December 31, 2011	$ 3,900	$ 67	$ 6	$ 146	$ 4,119
Additions	-	141	-	25	166
Adjustments from change in functional currency	5	2	-	3	10
Write-off	-	-	(6)	-	(6)
Balance, December 31, 2012	3,905	210	-	174	4,289
Additions	-	7	-	-	7
Foreign currency translation adjustment	(5)	(4)	-	(3)	(12)
Balance, March 31, 2013	$ 3,900	$ 213	$ -	$ 171	$ 4,284

Deferred Exploration Expenditures:

Balance, December 31, 2011	$ 8,285	$ 106	$ 15	$ 423	$ 8,829
Additions	118	9	5	62	194
Adjustments from change in functional currency	240	2	1	10	253
Write-off	-	-	(21)	-	(21)
Balance, December 31, 2012	8,643	117	-	495	9,255
Additions	2	6	-	4	12
Foreign currency translation adjustment	(228)	(3)	-	(14)	(245)
Balance, March 31, 2013	$ 8,417	$ 120	$ -	$ 485	$ 9,022

Mineral property interests:
Balance, December 31, 2012	$ 12,548	$ 327	$ -	$ 669	$ 13,544
Balance, March 31, 2013	12,317	333	-	656	13,306

Canarc Resource Corp.	Page 25

(a)	Canada:

(i)	New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at March 31, 2013 include a reclamation bond for $246,000 (December 31, 2012 - $253,000).

(ii)	Tay-LP:

On August 24, 2009, the Company entered into a property option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire up to 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages. In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011. In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012. If the Company does not proceed with the second stage, then a joint venture would be formed. The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold. The property option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million. Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations. The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR is reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the property option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

Canarc Resource Corp.	Page 26

In October 2012, the Company amended the property option agreement by extending the due date for the cash payment of CAD$25,000 from October 31, 2012 to December 15, 2012 (paid); exploration expenditures of CAD$500,000 for a 51% interest which were due on October 31, 2012 were increased to CAD$700,000 and its due date extended to December 15, 2013; the due date of October 31, 2013 for both the payment of CAD$850,000 in cash or that number in common shares and exploration expenditures of CAD$600,000 for the remaining 49% interest was extended to December 15, 2014. Also the due date for annual advance NSR royalty payments of CAD$25,000 or that number of common shares was extended from October 31, 2012 to December 15, 2012 and for each subsequent year thereafter.

Cash payments of CAD$25,000 were paid in 2012 (2011 - CAD$75,000) for property option payments. In 2012, the Company paid CAD$25,000 in cash as the annual advance NSR royalty for the Tay-LP property, whereas in 2011 the Company issued 215,580 common shares at a value of CAD$0.116 per common share for CAD$25,000.

In late March 2010, the Company entered into a property option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 has been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company’s underlying property option agreement in good standing until October 2011. Cap-Ex terminated the property option agreement in March 2011.

(iii)	Windfall Hills:

In April 2011, the Company entered into two property option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia. In April 2011, the Company entered into a property option agreement with Atna Resources Ltd. (“Atna”) whereby the Company can acquire a 100% interest in the Uduk Lake properties by making $750,000 in cash payments over a four year period of which $125,000 has been paid, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty. In March 2012, the Company amended the property option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012. Property option payments of $25,000 were paid for the three months ended March 31, 2013 (2012 - $75,000). In April 2013, the Company entered into a property purchase agreement with Atna whereby the Company can acquire a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty, subject to regulatory approvals.

Canarc Resource Corp.	Page 27

In April 2011, the Company entered into a property option agreement whereby the Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period, and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report. The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources. In March 2012, the Company amended the option agreement in which the property option payment of CAD$25,000 due on April 20, 2012 was payable in three monthly installments of CAD$8,333 over a three month period beginning April 21, 2012 which were paid. In April 2013, the Company entered into a property purchase agreement whereby the Company can acquire a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000, subject to regulatory approvals.

(iv)	Devil’s Thumb:

In May 2011, the Company staked three gold properties northeast of its Windfall Hills properties in central British Columbia. The Company wrote-off its mineral property interest in Devil’s Thumb in 2012.

(d)	Expenditure options:

As at March 31, 2013, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Option	Exploration	Advance Royalty	Net Smelter	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)	(CAD$000s)

New Polaris (Note 7(a)(i)):
Net profit interest reduction							150,000
or buydown

Tay-LP (Note 7(a)(ii)):
December 15, 2013			$ 370
December 15, 2014	$ 850		600

Annual advance royalty payments
until commercial production				$ 25

Net smelter reduction from 3% to 1.5%					$ 1,950

Windfall Hills (Note 7(a)(iii)):
Atna: Net smelter reduction from 3% to 1.5%						$ 1,000
Dunn: Net smelter reduction from 2% to 1%					500

	$ 850	$ -	$ 970	$ 25	$ 2,450	$ 1,000	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

Canarc Resource Corp.	Page 28

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(e)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)	Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canarc Resource Corp.	Page 29

8.	Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2011	$ 10	$ 3	$ 7
Additions	-	2	(2)
Balance, December 31, 2012	10	5	5
Additions	-	-	-
Balance, March 31, 2013	$ 10	$ 5	$ 5

9.	Long-Term Investments

As at March 31, 2013, the Company had an interest of 9% in Aztec (December 31, 2012 – 9%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined. Therefore they are recorded at cost.

10.	Notes Payable

10.

Balance, December 31, 2011		$ 88
Add:
Proceeds from demand loans	$ 358
Interest during the year	32
Foreign currency translation adjustment	4
		394
Less:
Repayment of:
Principal	424
Loan bonus	7
Interest	51
		(482)
Balance, December 31, 2012		$ -

In May 2009, the Company received $53,490 in demand loans from certain directors and an officer of the Company. The loans are repayable on demand and bore an interest rate of 9% per annum, which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp. (“Caza”), a company with one common director, at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010. As at December 31, 2011, notes payable includes interest accrual of $19,500 and loan bonus accrual of $7,300.

Canarc Resource Corp.	Page 30

The Company arranged demand loans of $200,380 from certain directors and an officer of the Company in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually.

In October 2012, the Company repaid $212,550 in principal amounts of notes payable. Then in December 2012, the Company repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans.

11.	Flow-Through Obligations

Pursuant to an audit by the Canada Revenue Agency (the “CRA”), which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 was disqualified as CEE for flow-through purposes. At March 31, 2013, the Company accrued liabilities of approximately CAD$146,300 (December 31, 2012 - CAD$146,300) for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$64,700 (December 31, 2012 - CAD$62,100) in accrued interests related to the indemnities. Should the estimate change in the future, it may affect future results of operations and cash flows. In 2011, the Company paid CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes.

12.	Share Capital

(a)	Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)	Issued:

On September 28, 2012, the Company closed a brokered private placement for 11.3 million units at a price of CAD$0.10 per unit for gross proceeds of CAD$1.13 million, with each unit comprised of one common share and one transferrable common share purchase warrant. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until September 28, 2014, and at $0.20 per share for the remaining 12 months until September 28, 2015. The warrants are subject to an accelerated expiry whereby if after January 29, 2013, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice. Agent’s fees are comprised of a cash commission of CAD$90,400 plus 904,000 agent’s warrants with the identical terms as the underlying warrants in the unit private placement and a corporate finance fee of CAD$37,500.

Canarc Resource Corp.	Page 31

In December 2012 and January 2013, the Company closed a non-brokered private placement in three tranches totaling 6.1 million units at a price of CAD$0.11 per unit for gross proceeds of CAD$671,000 with each unit comprised of one common share and one common share purchase warrant. The first tranche closed on December 19, 2012 for 4.5 million units, and the second tranche on January 11, 2013 for 600,000 units, and the final tranche on January 18, 2013 for 1 million units. Each whole warrant is exercisable for a period of 36 months at a price of CAD$0.15 per share during the initial period of 24 months until December 19, 2014 for 4.5 million warrants, until January 11, 2015 for 600,000 warrants and until January 18, 2015 for 1 million warrants, at $0.20 per share for the remaining 12 months until December 19, 2015 for 4.5 million warrants and until January 11, 2016 for 600,000 warrants and until January 18, 2016 for 1 million warrants. The warrants are subject to an accelerated expiry whereby if after the four month plus one day hold period from the closing date of each tranche of the private placement, the volume weighted average trading price as traded on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share for a period of 10 consecutive trading days, the Company will have the right, within five business days, to accelerate the expiry date of the warrants by giving not fewer than 30 days written notice to the warrant holder whereby the warrants shall expire 30 days after such date of the notice.

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 18,888,434 common shares, of which stock options for 8,530,000 common shares are outstanding as at March 31, 2013. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Canarc Resource Corp.	Page 32

The continuity of outstanding stock options for the three months ended March 31, 2013 is as follows:

	2013
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	9,999,000	$0.15
Exercised	(769,000)	$0.10
Cancelled for share appreciation rights	(700,000)	$0.10
Outstanding balance, end of period	8,530,000	$0.15

Exercise price range (CAD$)	$0.10 - $0.29

The following table summarizes information about stock options exercisable and outstanding at March 31, 2013:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Mar 31, 2013	(Number of Years)	(CAD$)	Mar 31, 2013	(Number of Years)	(CAD$)

$0.29	1,605,000	0.12	$0.29	1,605,000	0.12	$0.29
$0.11	1,320,000	1.29	$0.11	1,320,000	1.29	$0.11
$0.10	2,155,000	2.44	$0.10	2,155,000	2.44	$0.10
$0.135	1,990,000	3.27	$0.135	1,581,000	3.27	$0.135
$0.145	1,460,000	4.22	$0.145	-	-	-
	8,530,000	2.32	$0.15	6,661,000	1.85	$0.16

Canarc Resource Corp.	Page 33

During the three months ended March 31, 2013, the Company recognized share-based payments of $6,000 (March 31, 2012 - $56,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants as follows:

		March 31,
	2013		2012

Directors and officers	$ 5		$ 39
Employees	1		2
Consultants	-		15

	$ 6		$ 56

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	March 31,
	2013	2012

Number of stock options granted	-	1,400,000
Fair value of stock options granted (CAD$)	n/a	$0.07

Market price of shares on grant date (CAD$)	n/a	$0.14
Pre-vest forfeiture rate	n/a	1.08%
Risk-free interest rate	n/a	1.21%
Expected dividend yield	n/a	0%
Expected stock price volatility	n/a	102%
Expected option life in years	n/a	0.99

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In March 2012, the Company granted 1,400,000 stock options to directors, officers, employees and consultants with an exercise price of CAD$0.10 and an expiry date of March 23, 2013, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

Canarc Resource Corp.	Page 34

In June 2012, the Company granted 1,460,000 stock options to directors, officers and employees with an exercise price of CAD$0.145 and an expiry date of June 18, 2017. These stock options will only vest when the Company consummates a major transaction or at the discretion of its Board of Directors, and such stock options have not vested as at March 31, 2013.

In 2013, stock options for 769,000 common shares were exercised, and stock options for 700,000 common shares were cancelled for the exercise of share appreciation rights for 207,024 common shares.

(d)	Warrants:

At March 31, 2013, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2012	Issued	Exercised	Expired	March 31, 2013

$0.15 /	until September 28, 2014	11,300,000	-	-	-	11,300,000
$0.20	expiry September 28, 2015 (1)

$0.15 /	until September 28, 2014	904,000	-	-	-	904,000
$0.20	expiry September 28, 2015 (1), (2)

$0.15 /	until December 19, 2014	4,500,000	-	-	-	4,500,000
$0.20	expiry December 19, 2015 (3)

$0.15 /	until January 11, 2015	-	600,000	-	-	600,000
$0.20	expiry January 11, 2016 (3)

$0.15 /	until January 18, 2015	-	1,000,000	-	-	1,000,000
$0.20	expiry January 18, 2016 (3)

		16,704,000	1,600,000	-	-	18,304,000

(1)	These warrants are subject to an accelerated expiry. Note 12(b) provides further details.

(2)	As these warrants are agent’s warrants, a fair value of $97,470 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 107%, risk-free rate 1.14%, expected life 3 years, and expected dividend yield 0%. Note 12(b) provides further details.

(3)	These warrants are subject to an accelerated expiry. Note 12(b) provides further details.

Canarc Resource Corp.	Page 35

Number of Shares

Stock options (Note 12(c))	8,530,000
Warrants (Note 12(d))	18,304,000

Balance, March 31, 2013	26,834,000

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire on April 30, 2015.

13.	General and Administrative

		March 31,
	2013		2012

General and Administrative:
Accounting and audit	$ (9)		$ (4)
Legal	2		-
Office and sundry	14		20
Regulatory	25		24
Rent	15		17
	$ 47		$ 57

Canarc Resource Corp.	Page 36

14.	Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2013 and 2012:

					Net balance receivable (payable)
		Three months ended March 31,		March 31,		December 31,
	2013		2012	2013		2012

Key management compensation:
Executive salaries and remuneration (1)	$ 110		$ 128	$ (21)		$ -
Directors fees	8		10	(189)		(185)
Share-based payments	5		43	-		-
	$ 123		$ 181	$ (210)		$ (185)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner (2)	$ 27		$ 8	$ (120)		$ (107)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(s) sharing certain common director(s)	$ 2		$ 8	$ (11)		$ (11)

(1) Includes key management compensation which is included in mineral property interests.

(2) Includes legal fees which are included in share issuance expenses.

The above transactions are incurred in the normal course of business.

Details of notes payable with related parties are provided in Note 10.

15.	Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada.

Canarc Resource Corp.	Page 37

HEAD OFFICE	#301 – 700 West Pender Street Vancouver, BC, Canada, V6C 1G8

Telephone:	(604) 685-9700
Facsimile:	(604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke

Bruce Bried

Leonard Harris

William Price

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer

Garry Biles ~ President and Chief Operating Officer

James Moors ~ Vice-President, Exploration

Gregg Wilson ~ Vice-President, Investor Relations

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND . TRANSFER AGENT	Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe Ratcliffe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND REGISTERED OFFICE	Vector Corporate Finance Lawyers #1040 – 999 West Hastings Street Vancouver, BC, Canada, V6C 2W2

SHARES LISTED                                Trading Symbols

TSX:	CCM
OTC-BB:	CRCUF
DBFrankfurt:	CAN